UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) or (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
Woodbridge Holdings Corporation
(Exact name of registrant as specified in its charter)

Florida (State of incorporation or organization)	11-3675068 (IRS Employer Identification No.)

2100 West Cypress Creek Road Fort Lauderdale, Florida (Address of principal executive offices)	33309 (Zip Code)
     Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Preferred Share Purchase Rights	New York Stock Exchange
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box: ☒
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box: ☐
Securities Act registration statement file number to which this form relates: N/A
Securities to be registered pursuant to Section 12(g) of the Act:
     None
(Title of class)

Item 1. Description of Registrant’s Securities to be Registered.
     On September 29, 2008, Woodbridge Holdings Corporation (the “Company”) entered into a Rights Agreement with American Stock Transfer & Trust Company, as Rights Agent (the “Rights Agreement). Under the terms and conditions of the Rights Agreement, a dividend of one preferred share purchase right (a “Right”) will be paid with respect to each share of the Company’s Class A Common Stock, par value $.01 per share, and Class B Common Stock, par value $.01 per share, outstanding as of the close of business on October 9, 2008 (the “Record Date”).
     The Company has experienced and continues to experience operating losses. Under the Internal Revenue Code and rules promulgated by the Internal Revenue Service, the Company may utilize its net operating loss carryforwards in certain circumstances to offset future taxable income and reduce federal income tax liability, subject to certain requirements and restrictions. However, if the Company experiences an “ownership change,” as defined in Section 382 of the Internal Revenue Code, then the Company’s ability to use the net operating loss carryforwards could be substantially limited. Generally, the Company will experience an “ownership change” if, at any time, one or more shareholders owning 5.0% or more of the Company’s common stock have aggregate increases in their ownership of such stock of more than 50 percentage points over the prior three-year period. As a result, the Company’s Board of Directors has authorized the adoption of the Rights Agreement which is aimed at preserving the Company’s ability to utilize its net operating loss carryforwards to offset future taxable income as the Rights Agreement will have the effect of deterring shareholders (subject to certain exceptions described below) from acquiring a 5.0% or greater ownership interest in the Company’s Class A Common Stock after the Record Date without the prior approval of the Board of Directors. Existing shareholders will not be required to divest any shares of Class A Common Stock.
     The Rights Agreement was not adopted in response to any effort to acquire control of the Company. However, the Rights Agreement may also have an anti-takeover effect and will be an impediment to a proposed takeover which is not approved by the Board of Directors.
     The specific terms of the Rights are contained in the Rights Agreement. The following summary of the terms of the Rights Agreement is qualified in its entirety by reference to the full text of the Rights Agreement, which is filed as Exhibit 4.1 hereto and is incorporated herein by reference.
     The Rights. Each Right will initially be transferable only with, will be inseparable from, and will be evidenced only by the certificates that represent, the Company’s Class A Common Stock or Class B Common Stock, as the case may be, with respect to which it was issued. New Rights will accompany any new shares of Class A Common Stock and Class B Common Stock issued after the Record Date until the earlier of the Distribution Date described below or the redemption, exchange or expiration of the Rights.
     Exercise Price. Once the Rights become exercisable, each Right will allow its holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock (a “Preferred Share”) for $12.00. Each one-hundredth of a Preferred Share will give the shareholder approximately the same dividend and liquidation rights as would one share of Class A Common Stock. Prior to exercise, the Rights do not give their holders any dividend, voting or liquidation rights.
     Exercisability. The Rights will not be exercisable until the earlier of:
•	10 business days after the public announcement that a person or group has become an Acquiring Person by obtaining Beneficial Ownership (as such terms are defined in the Rights Agreement) of 5.0% or more of the outstanding shares of the Company’s Class A Common Stock; or

•	10 business days (or a later date determined by the Board of Directors before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer which, if consummated, would result in that person or group becoming an Acquiring Person.
     The date when the Rights become exercisable is referred to as the “Distribution Date.” As described above, until the Distribution Date, the certificates evidencing the shares of Class A Common Stock and Class B Common Stock with respect to which the Rights were issued will also evidence the Rights, and any transfer of shares of such stock will constitute a transfer of the accompanying Rights. After the Distribution Date, the Rights will separate from the Class A Common Stock and Class B Common Stock and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of Class A Common Stock and Class B Common Stock. Any Rights held by an Acquiring Person and any of the Acquiring Person’s Affiliates and Associates (as such terms are defined in the Rights Agreement) will become null and void and may not be exercised.
     A person or group that owns 5.0% or more of the Class A Common Stock as of the close of business on the Record Date will not be deemed to be an Acquiring Person for purposes of the Rights Agreement so long as they do not acquire any additional shares of Class A Common Stock or fall under 5.0% ownership of the Class A Common Stock and then re-acquire 5.0% or more of the Class A Common Stock. Additionally, if the Board of Directors determines that a person or group acquired 5.0% or more of the Class A Common Stock inadvertently, that person or group will not be an Acquiring Person if, as promptly as practicable, that person or group sells enough shares of Class A Common Stock to reduce its holdings below the 5.0% threshold. Further, if the Company repurchases shares of its Class A Common Stock and, as a result, a person or group’s holdings constitute 5.0% or more of the remaining outstanding shares of Class A Common Stock, that person or group will not be an Acquiring Person so long as it does not acquire any additional shares of Class A Common Stock. The Company, its subsidiaries, employee benefit plans of the Company or any of its subsidiaries, and any entity holding the Company’s common stock for or pursuant to the terms of any such employee benefit plan are excepted from the provisions of the Rights Agreement. In addition, the Rights Agreement also provides that the Board of Directors may, in its sole discretion, exempt any person or group from the provisions of the Rights Agreement if the Board of Directors determines that such person or group’s ownership of Class A Common Stock would not adversely effect the Company’s ability to preserve the Tax Benefits (as defined in the Rights Agreement).

     Consequences of a Person or Group Becoming an Acquiring Person. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person and the Acquiring Person’s Affiliates and Associates may, for $12.00 per Right, purchase shares of the Company’s Class A Common Stock with a market value of $24.00, based on the market price of the Class A Common Stock (determined pursuant to the terms of the Rights Agreement) prior to the time such person or group became an Acquiring Person.
     Preferred Share Provisions. The value of one one-hundredth of a Preferred Share is intended to approximate the value of one share of Class A Common Stock. Each one one-hundredth of a Preferred Share, if issued:
•	will not be redeemable;

•	will entitle holders to, when, as and if declared by the Board of Directors, dividend payments of $0.01, or an amount equal to the dividend paid on one share of Class A Common Stock, whichever is greater;

•	will entitle holders upon liquidation either to receive $1.00 or an amount equal to the payment made on one share of Class A Common Stock, whichever is greater;

•	will have the same voting power as one share of Class A Common Stock; and

•	will entitle holders to a payment equal to the payment made on one share of Class A Common Stock if shares of the Company’s Class A Common Stock are exchanged via merger, consolidation, or a similar transaction.
     Expiration. The Rights will expire at the close of business on September 29, 2018, unless the Rights are earlier redeemed or exchanged as discussed below or the Rights Agreement is earlier terminated by the Board of Directors. Pursuant to the terms and conditions of the Rights Agreement, the Board of Directors may terminate the Rights Agreement prior to its scheduled expiration (i) upon such time, if any, that Section 382 of the Internal Revenue Code or any successor statute is repealed and the Board of Directors determines that the Rights Agreement is no longer necessary for the preservation of Tax Benefits or (iii) at the beginning of a taxable year of the Company to which the Board of Directors determines that no Tax Benefits may be carried forward.
     Redemption. The Board of Directors shall have the right to redeem all, but not less than all, of the Rights for $.0001 per Right at any time before the Distribution Date. Once the Rights are redeemed, the holders of Rights will only have the right to receive the redemption price of $.0001 per Right. The redemption price will be adjusted to reflect any stock split, stock dividend or similar transaction occurring after the Record Date.
     Exchange. After a person or group becomes an Acquiring Person, the Board of Directors shall have the right to extinguish the Rights by exchanging one share of Class A Common Stock or an equivalent security for each Right, other than Rights held by the Acquiring Person and the Acquiring Person’s Affiliates and Associates.

     Anti-Dilution Provisions. The Board of Directors shall have the right to adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the Preferred Shares or the Class A or Class B Common Stock. No adjustments to the purchase price of less than 1% will be made.
     Amendments. Before the Distribution Date, the Board of Directors may amend or supplement the Rights Agreement without the consent of the Rights holders. After the Distribution Date, the Board of Directors may amend or supplement the Rights Agreement only to cure an ambiguity, to alter time period provisions, to correct inconsistent provisions or to make any additional changes to the Rights Agreement, but only to the extent that those changes do not impair or adversely affect any Rights holder.

Item 2.	Exhibits.
4.1	Rights Agreement, dated as of September 29, 2008, by and between Woodbridge Holdings Corporation and American Stock Transfer & Trust Company, as Rights Agent (Incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 30, 2008)

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: September 30, 2008	WOODBRIDGE HOLDINGS CORPORATION
	By:	/s/ Alan B. Levan
		Name:	Alan B. Levan
		Title:	Chairman of the Board and Chief Executive Officer

EXHIBIT LIST
4.1	Rights Agreement, dated as of September 29, 2008, by and between Woodbridge Holdings Corporation and American Stock Transfer & Trust Company, as Rights Agent (Incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 30, 2008)